UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2004

I.I.S. INTELLIGENT INFORMATION SYSTEM LIMITED.
(Translation of Registrant’s Name Into English)

33 Jabotinsky Street
Ramat Gan, Israel
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

The following item is being submitted herewith as Exhibit 1:

1.     Notice of Annual General Meeting of Shareholders and Proxy Statement, dated June 30, 2004, of the Registrant.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2004	I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED BY: /S/ Robi Hartman —————————————— Robi Hartman, Chief Executive Officer

Exhibit 1:

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 30, 2004

        Notice is hereby given that the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) of I.I.S. Intelligent Information Systems Limited (“IIS” or the “Company”) will be held on July 29, 2004, at the offices of the Company, located at Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel, at 10:30 A.M. local time, for the following purposes:

    (a)        To receive and consider the Directors’ Report and the Audited Consolidated Financial Statements of the Company and its subsidiary for the years ended December 31, 2002 and 2003;

    (b)        To ratify the reappoint the Company’s auditors for the fiscal years ending for the fiscal years ending December 31, 2002, December 31, 2003 and December 31, 2004 and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services; and

    (c)        to approve, as a special resolution, the voluntary liquidation of the Company, the appointment of the liquidators, determination of their fees and compensation and other related matters.

        Shareholders of record at the close of business on June 29, 2004 are entitled to notice of and to vote at the Meeting.

        Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the enclosed pre-addressed envelope. No postage is required if mailed in the United States. Shareholders who attend the Meeting may revoke their proxy and vote their shares in person.

        In accordance with the Company’s Articles of Association, all proxies must be received by American Stock Transfer and Trust Company, the Company’s transfer agent, or by the Company at its registered office, located at Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel, at least 48 hours prior to the Meeting to be validly included in the tally of Ordinary Shares voting at the Meeting.

        According to the Articles of Association, the quorum at the Meeting shall be two shareholders present in person or by proxy, holding or representing twenty five percent (25%) of the total voting rights in the Company. If within half an hour from the time appointed for the holding of the Meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week at the same time and place or any time and hour as the Directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the Meeting, any two shareholders present in person or by proxy shall be a quorum. This notice shall serve as notice of such adjourned meeting if no quorum is present at the original date and time and no further notice of the adjourned meeting will be given to shareholders.

        Joint holders of Ordinary Shares should take note that, pursuant to Article 40 of the Articles of Association of the Company, the vote of the senior of the joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

By Order of the Board of Directors, Robi Hartman Chairman of the Board of Directors

The annual report of I.I.S on Form 20-F for the year ended December 31, 2003, including the audited financial statements of I.I.S, StoreAge Networking Technologies, Ltd and Enargis Storage Solutions Ltd., as filed with the Securities and Exchange Commission in the United States, is available on our website (http://www.iislf.com).

I.I.S. INTELLIGENT INFORMATION SYSTEMS LIMITED
Twin Towers, 33 Jabotinsky Street
Ramat Gan 52511, Israel

PROXY STATEMENT

Pursuant to Rule 3a12-3(b) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), I.I.S. Intelligent Information Systems Limited being a “foreign private issuer” is exempt from Section 14(a) of the Exchange Act. As such, this Proxy Statement does not necessarily comply with (and is not intended to comply with) the rules regarding the solicitation of proxies promulgated by the SEC under Regulation 14A nor does this Proxy Statement necessarily contain (and is not intended to contain) the information required to be in a Schedule 14A proxy statement.

        This proxy statement is furnished to the holders of Ordinary Shares, NIS 0.003 nominal value per share (the “Ordinary Shares”), of I.I.S. Intelligent Information Systems Limited, an Israeli company (“IIS” or the “Company”), in connection with the solicitation of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”) scheduled to be held on July 29, 2004, at the offices of the Company, Twin Towers, 33 Jabotinsky Street, Ramat Gan 52511, Israel at 10:30 A.M. local time or at any adjournment or postponement thereof. A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary Shares represented by a proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented at the Meeting, as described below.

        It is proposed that at the Meeting: (a) to receive and consider the Directors’ Report and the Audited Consolidated Financial Statements of the Company and its subsidiaries for the years ended December 31, 2002 and 2003; (b) to ratify the reappointment of the Company’s auditors for the fiscal years ending for the fiscal years ending December 31, 2002, December 31, 2003 and December 31, 2004 and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services; and (c) to approve, as a special resolution, the voluntary liquidation of the Company, the appointment of the liquidators, the determination of their fees and compensation and other related matters.

        Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Proxies will be mailed on or about July 1, 2004 to shareholders of record at the close of business on June29, 2004, and will be solicited mainly by mail, but additional solicitation may be made by telephone, telecopier or other means of communication or personal contact by certain officers, directors and regular employees of the Company, none of whom will receive any additional compensation therefor. The Company will bear the cost of solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

OUTSTANDING SHARES, VOTING RIGHTS
AND BENEFICIAL OWNERSHIP

        The Company had outstanding, as of June 21, 2004, 11,572,398 Ordinary Shares, each of which is entitled to one vote upon the matters to be presented to the Annual General Meeting. Only shareholders of record at the close of business on June 29, 2004 will be entitled to vote at the Meeting. The quorum at the Meeting shall be at least two shareholders present in person or by proxy, holding or representing at least twenty five percent (25%) of the total voting rights in the Company.

        The following table sets forth, as of June 21, 2004, the number of Ordinary Shares of the Company owned by (i) all persons known to the Company to own beneficially more than 5% of the Company’s Ordinary Shares and (ii) all directors and officers as a group.

Name and Address	Number of Ordinary Shares Beneficially Owned(1)		Percentage of Ordinary Shares Beneficially Owned(2)

CDC Holdings Ltd	1,258,225	(3)	10.9%
Robi Hartman	1,727,694	(4)	14.48%
All directors and officers as a group	1,802,694	(5)	15.58%

(1)	Beneficial ownership assumes the exercise of all options and warrants held by such person or persons that are currently exercisable or are exercisable within 60 days of such date.

(2)	Percentage ownership is based on 11,572,398 shares outstanding as of April 30, 2004.

(3)	As reported on Schedule 13G filed with the Securities & Exchange Commission, dated January 14, 2002.

(4)	Includes 1,371,144 Ordinary Shares as reported on Amendment No. 12 to Schedule 13G filed with the Securities & Exchange Commission, dated January 30, 2003 and 356,550 options to purchase Ordinary Shares. Mr. Hartman is Chief Executive Officer and Chairman of the Company.

(5)	Includes 365,550 shares subject to options exercisable within 60 days.

DIRECTORS

The current directors, their present principal occupations or employment, ages, the year in which each first became a director, the year in which their term of office expires and the number of Ordinary Shares of the Company beneficially owned by each on June 21, 2004, are set out bellow. Messrs. Jacobowitz and Nativ whose respective term of office expire at the Meeting, are not candidates for reelection. Dr. Yael Ilan resigned from the Board of Directors in December 2003. Consequently, in the event that the resolutions specified below regarding the voluntary liquidation of the Company are not approved, the Company will have only one director (Mr. Hartman) which is below the number required according to the Company’s Articles of Association and applicable law. In this event the Company will have to convene another meeting of its shareholders in order to elect additional directors.

Name	Principal Occupation or Employment	Age	Director Since	Directorship Expires	Number of Shares Beneficially Owned(1)
Robi Hartman	Chairman and Chief Executive Officer of the Company	43	1998	*	1,727,694
Aharon Jacobowitz	Management consultant	54	1995	2003 Annual General Meeting or until successor is elected	50,000
Jonathan Nativ(2)	Chief Executive Officer of Compwise Ltd.	56	2000	2003 Annual General Meeting or until successor is elected	50,000

(*)	The Articles of Association of the Company provide that the Chief Executive Officer of the Company will automatically be a director and his term of office as a director shall be vacated, ipso facto, when he ceases to serve as Chief Executive Officer of the Company.
(1)	Includes Ordinary Shares which may be issued upon exercise of options. Certain of such options have not yet vested.
(2)	External Director under the Israeli Companies Law.

The Israeli Companies Law requires that we have at least two external directors who comply with certain criteria. In addition, the Israeli Companies Law requires that our audit committee must be composed of at least three directors, including both external directors. The chairman of the board of directors, any director employed by or otherwise providing services to the Company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. Since April 2003, the Company has not complied with these requirements due to the resignation of certain directors and its inability to attract additional directors. In addition, since April 1, 2004 the Company does not maintain directors and officers insurance due to the cost involved.

RECEIPT AND CONSIDERATION OF DIRECTORS’
REPORT AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS

        At the Meeting, the Directors’ Report and Audited Consolidated Financial Statements of the Company and its subsidiary for the fiscal years ended December 31, 2002 and December 31, 2003, will be presented. The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for the receipt by the shareholders of the Directors’ Report and Audited Consolidated Financial Statements of the Company and its subsidiaries for the fiscal years ended December 31, 2001 and December 31, 2003.

The Board of Directors recommends a vote FOR receipt of the Directors’ Report and Audited Consolidated Financial
Statements of the Company and its subsidiary for the fiscal year ended December 31, 2002 and December 31, 2003.

APPOINTMENT OF AUDITORS

        Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel), A Member of Ernst & Young Global, have been nominated by the Board of Directors of the Company for reappointment as auditors of the Company for the fiscal years ending December 31, 2002, December 31, 2003 and December 31, 2004, and their remuneration shall be fixed by the Board of Directors according to the volume and nature of their services. They have no relationship with the Company or with any affiliate of the Company except as auditors. The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for shareholder approval of the ratification of the reappointment of Kost, Forer, Gabbay & Kasierer, Certified Public Accountants (Israel) as the Company’s auditors for the fiscal years ending for the fiscal years ending December 31, 2002, December 31, 2003 and December 31, 2004 and to authorize the Board of Directors to fix the remuneration of the auditors in accordance with the volume and nature of their services.

The Board of Directors recommends a vote FOR approval of the ratification of the reappointment of Kost, Forer,
Gabbay & Kasierer, A Member of Ernst & Young Global as auditors of the Company.

VOLUNTARY LIQUIDATION OF THE COMPANY

Background

The only operating assets of the Company are minority holdings in StoreAge Networking Technologies, Ltd (“StoreAge”) and Enargis Storage Solutions Ltd. (“Enargis’). The Company currently owns a 38.9% (approximately 30% on a fully diluted basis) interest in StoreAge and a 25% interest in Enargis. As of June 15, 2004 the Company had approximately $200,000 in cash and short-term investments and no foreseeable prospects of income. The Company believes that it is in its best interests and those of its shareholders not to use the Company’s remaining cash to pay legal, auditing, listing fees, directors and officers fees and compensation, to maintain directors and officers liability insurance, or for other ongoing company expenses which can be avoided or reduced by voluntary liquidation, without harming the ability to realize in the future the value of the Company’s minority holdings in StoreAge and Enargis. The only remaining purpose of the Company is to achieve the greatest possible return on these assets. The Company believes that its holdings in StoreAge may have significant value but the current realization value is not attractive. From time to time StoreAge has been involved in contacts with prospective purchasers but these contacts have not yet resulted in any definitive offer or agreement. Consequently, it would be beneficial to the Company and its shareholders to continue to hold this asset until an attractive exit alternative can be found and the voluntary liquation of the Company would allow the Company to continue to manage this investment at the lowest possible cost until such time.

In the event that the voluntary liquidation of the Company is not approved at the Meeting, we estimate that our cash reserves may be exhausted by December 31, 2004, we will not have a functioning board of directors and we will not have any prospects of raising financing at a reasonable valuation without significant dilution to our shareholders.

In light of the above factors, the Board of Directors of the Company has decided that it would be in the best interests of the Company and its shareholders to voluntarily liquidate the Company

The Board of Directors carefully reviewed the business affairs of the Company and all the directors were of the opinion that the Company can pay its debts within twelve months from the commencement of the voluntary liquidation. This is in part due to the fact that the directors of the Company, who have not received any compensation from the Company since April 2003 have agreed that this compensation will be paid only from receipt of proceeds from the sale/exit of the Company’s holdings in StoreAge or Enargis or from raising additional financial resources.

On June 24, 2004 the directors of the Company filed the appropriate affidavit of solvency with the Israeli Registrar of Companies and, consequently, the voluntary liquidation, if approved by the Company’s shareholders at the Meeting, can be performed by the liquidator without court intervention.

Proposed Liquidators

The Board of Directors recommends that that two of the current directors of the Company, Robi Hartman and Aharon Jacobowitz, act as liquidators of the Company. Messrs. Hartman and Jacobowitz are both familiar with the business of the Company and its holdings in StoreAge and Enargis and Mr. Hartman has an incentive to maximize shareholder value due to his shareholding in the Company (14.48% on a fully diluted basis as of June 21, 2004). All decisions will require the consent of both liquidators. The Company estimates that the appointment of Messrs. Hartman and Jacobowitz. as liquidators will be significantly cheaper and no less efficient than other comparable alternatives.

Proposed Fees and Compensation of the Liquidators

The Board of Directors proposes that the fee of the liquidators shall be $1,000 per month (plus VAT, if applicable) each, commencing from the approval of the liquidation at the Meeting and until distribution of all proceeds of the liquidation to the shareholders of the Company, plus reimbursement of all expenses related to the liquidation. This fee will be paid only out of the proceeds of the liquidation. In addition, the Company proposes that (i) Aharon Jacobowitz will receive an additional bonus as follows: $25,000 (plus VAT, if applicable) if the gross proceeds received by the shareholders of the Company is above $0.50 per share, $50,000 (plus VAT, if applicable) if the gross proceeds received by the shareholders of the Company is above $1.00 per share and $75,000 (plus VAT, if applicable) if the gross proceeds received by the shareholders of the Company is above $1.30 per share, and (ii) Mr. Hartman will receive an additional bonus $100,000 (plus VAT, if applicable) if the gross proceeds received by the shareholders of the Company is above $1.30 per share. Mr. Hartman will continue to receive compensation from StoreAge and Enargis as long as he continues to act as the Chairman of the Board and/or acting Chief Financial Officer of StoreAge and active Chairman of the Board of and/or Chief Executive Officer of Enargis, as determined by StoreAge and Enargis, as the case may be. It is further proposed that (i) the Company will indemnify the liquidators for any liability, costs and expenses (including legal costs and expenses) relating to claims or demands against them in their capacity as liquidators of the Company to the fullest extent permitted by applicable law and subject to the same restrictions and qualifications, as relevant, which are currently applicable to indemnification of directors and officers of the Company, and (ii) the Company will waive any liabilities, claims, demands and causes of action against the liquidators in their capacity as liquidators of the Company to the fullest extent permitted by applicable law, with the exception only of actions constituting gross negligence or willful misconduct.

No Action Relief

In connection with the voluntary liquidation (if approved by the shareholders), the Company also intends to seek no-action relief from the United States Securities and Exchange Commission with respect to certain reporting requirements under the Securities Exchange Act of 1934, as amended in order to reduce the operating costs of the Company relating to these reporting requirements. There can be no assurance that this relief will be received.

Transfer of Shares following Liquidation

In accordance with Israeli law, following commencement of the liquidation, no transfer of shares of the Company will be permitted except with the approval of the liquidators.

Proposed Resolutions

It is proposed that the following resolutions be approved and adopted at the Meeting:

1.	To approve and adopt, in all respects, as a special resolution, the voluntary liquidation of the Company with a Solvency Declaration of the directors under Section 367 (a)(1) of the Israeli Companies Law-1999 and Section 319 (2) of the Israeli Companies Ordinance [New Version], 1983.

2.	To appoint two of the current directors of the Company, Mr. Robi Hartman I.D 013528676 and Mr. Aharon Jacobowitz I.D 004181608 as the joint liquidators of the Company (hereinafter: the “Liquidators”) and that all decisions will require the consent of both Liquidators.

3.	To approve the fees, compensation, reimbursement of expenses, indemnification and release of the Liquidators as set out in the Proxy Statement of the Company dated June 30, 2004.

4.	As of the approval of these resolutions, the Board of Directors of the Company shall have no authority to conduct any of the Company’s affairs and/or activities and shall have no power to bind the Company in any way.

The affirmative vote of the holders of seventy five percent (75%) of the Ordinary Shares represented at the Meeting in person or by proxy and voting thereon will be required for shareholder approval of the special resolution regarding the voluntary liquidation of the Company and the related resolutions as set out above.

The Board of Directors recommends a vote FOR the special resolution approving the voluntary liquidation of the Company, the appointment of Messrs. Hartman and Jacobowitz as joint liquidators, the determination of the fees and compensation of the liquidators and the adoption of all the other resolutions specified above.

By Order of the Board of Directors, Robi Hartman Chairman of the Board of Directors

Dated: June 30, 2004